1 Q2 FY26 EARNINGS PRESENTATION Second Quarter FY26 Earnings Presentation Tuesday, November 18th

2 Q2 FY26 EARNINGS PRESENTATION Cautionary Note and Use of Non-GAAP Measures This Earnings Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions, beliefs and general good faith evaluation of information available at the time the forward-looking statements were made concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements or rely upon them as a guarantee of future performance or results or as an accurate indication of the times at or by which any such performance or results will be achieved. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Earnings Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended March 31, 2025, which include, but are not necessarily limited to risks such as changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK integration and anticipated benefits and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Presentation except as required by law. This Earnings Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Earnings Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. This Earnings Presentation forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Condensed Consolidated Financial Statements and Earnings Release. All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted. Investor Contact Joe Ahlersmeyer, CFA Vice President, Investor Relations joe.ahlersmeyer@jameshardie.com

3 Q2 FY26 EARNINGS PRESENTATION Agenda Aaron Erter CHIEF EXECUTIVE OFFICER 1 Q2 Business Performance 2 James Hardie Strategic Update 3 AZEK Integration & Synergy Progress 4 Financial Results & Guidance 5 Q&A

James Hardie At A Glance

$5.3B FY25 REVENUE	**+11%** 5-YEAR NORTH AMERICA REVENUE CAGR
$1.4B FY25 ADJ. EBITDA	**27.2%** FY25 ADJ. EBITDA MARGIN


James Hardie is a leading provider of exterior home and outdoor living solutions

Total Net Sales by Geography


ANZ
9%
Europe
9%
North America
81%

NA Net Sales by End-Market


40%
New Construction
DR&A
S&T
60%
Repair & Remodel

NA Net Sales by Product Category


Deck, Rail & Accessories
26%
DR&A
Fiber Cement Exteriors
61%
S&T
PVC Exteriors
8%
5%
Fiber Cement Interiors

JamesHardie Q2 FY26 EARNINGS PRESENTATION

Note: All financials and net sales breakdowns are based on the James Hardie 2025 fiscal year, are inclusive of AZEK Residential net sales and Adjusted EBITDA over the corresponding period, and exclude net sales and EBITDA associated with the exited James Hardie Philippines business. Breakdown percentages might not add up to 100% due to rounding. North America "NA" is reflective of the combined North America segments, Siding & Trim (S&T) and Deck, Rail & Accessories (DR&A).

4

Organic Strategy Update

Increasing Siding TAM Through Improved Installation Cost

Statement Essentials

- The simplest ColorPlus® offering for a contractor to price, procure, and install, improving fiber cement affordability for homeowners

Intuitive Edge & Trim-Over™

- Improving installation efficiency and reducing costs though product, process, and technology innovation, such as the Trim-over™ Method

Encouraging Early Results

- ~35% improvement in installer productivity
- ~50% reduction in the price gap vs. vinyl



Leveraging ColorPlus® to Drive R&R Growth

Contractor Conversion

- Continued investment in contractor marketing with a focus in key R&R geographies

Expanding Dealer Footprint

- Increase presence with independent dealers / lumber yards in the Northeast & Midwest

Tangible Signs of Progress

- We have added nearly 1,300 contractors to our Alliance program so far in FY26
- Single-family ColorPlus® volume has outgrown prime products in each of the last six quarters



TimberTech® Organic Growth Strategy

Material Conversion

- Converting wood and other inferior products

Product Innovation

- Delivering the most beautiful and best performing products with industry leading warranties

Multi-Channel Expansion

- Extending our reach across geographies, channels and markets

Consumer Journey

- Providing consumers a best-in-class experience for all their outdoor living needs



Note: Improvement in installer productivity is measured in mmsft per man hour. Reduction in price gap vs. vinyl assumes a standard ColorPlus® re-side (siding & trim) of a ~2,600 sq ft home in the Midwest/Northeast.

JamesHardie Q2 FY26 EARNINGS PRESENTATION

5

Solid Progress on Integration and Cost Synergies

Integration Update

OneHardie™

- **Our Key Integration Pillars are Unchanged with an Unwavering Focus on Our People & Customers**
- **Aligned Key Business Functions Under One Leader:**
  - Ryan Kilcullen, Chief Operations Officer
  - Sam Toole, Chief Marketing Officer
- **Leveraging Best Practices Across the Organization, Including:**
  - Improving channel demand and inventory intelligence through best practice alignment across both companies
  - Employing HOS to drive efficiency gains across DR&A and PVC Exteriors manufacturing operations

On-Track to Achieve $125mm of Cost Synergies



Commercial & R&D
General & Administrative
$125mm
Manufacturing & Procurement

Now Expecting to Exit FY26 Annualizing $60mm+ of Cost Synergies

Note: The Company is targeting $125 million in run-rate cost synergies within three years of closing the transaction. Annualized cost synergies exiting FY26 represents ~$24mm of actual anticipated P&L benefit within FY26, concentrated in 2H FY26.

JamesHardie Q2 FY26 EARNINGS PRESENTATION 6

Early Wins Highlight Commercial Synergy Opportunity

Focused Across The Entire Value Chain

Wins At Each Step of the Value Chain Validate Our Confidence in Achieving Over $500mm of Commercial Synergies

- ☑ **CONTRACTORS** — *Partnering to Scale on James Hardie Siding & TimberTech® Decking*
- ☑ **DEALERS** — *Securing New, Exclusive AZEK Stocking Positions*
- ☑ **RETAILERS** — *Key Shelf Space Wins, Pro Desk SKUs and In-Store Merchandising*
- ☑ **HOMEBUILDERS** — *Offering A Broader Exteriors Solution to Deepen Exclusivity Partnerships*

Contractor Cross-Sell Wins

RPS REMODELING

- **Launched** new decking business with TimberTech®

"When we were launching our Decking business, knowing that James Hardie was partnered with TimberTech, the choice was very easy for us. We are committed to building a successful business with TimberTech."

RGS EXTERIORS

- **Converted** to TimberTech® as their preferred decking material

"Once TimberTech became part of the Hardie family, I immediately switched my purchases to TimberTech. Knowing that Hardie stood behind the brand and product was validation enough for me to do so."

Accelerating Material Conversion to Drive Over $500mm in Commercial Synergies

Note: The Company is targeting $500 million in run-rate commercial synergies within five years of closing the transaction.

JamesHardie Q2 FY26 EARNINGS PRESENTATION
7

8 Q2 FY26 EARNINGS PRESENTATION Q2 FY26 Financial Results Results Reflect Strong Contributions From The AZEK Acquisition Offsetting Market Softness in North America Net Sales $1,292mm +34% Adjusted EBITDA $330mm +25% Adjusted EBITDA Margin 25.5% (190bps) Adjusted Diluted EPS $0.26 (27%) YTD Free Cash Flow $58mm (58%) Note: Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS and Free Cash Flow are non-GAAP financial measures. Refer to Non-GAAP Financial Measures for reconciliation of to the most comparable GAAP financial measures.

9 Q2 FY26 EARNINGS PRESENTATION Organic Business Results Note: Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. Refer to Non-GAAP Financial Measures for reconciliation of to the most comparable GAAP financial measures. Net Sales $345mm +5% Adjusted EBITDA $89mm +10% Adjusted EBITDA Margin 25.7% +100bps Net Sales $947mm (1%) Adjusted EBITDA $241mm (8%) Adjusted EBITDA Margin 25.4% (200bps)

Siding & Trim (S&T)

JamesHardie AZEK EXTERIORS VERSATEX

Net Sales

End Markets Remain Soft But More Stable Than Expected, With Sell-In and Sell-Through Relatively Consistent

- Fiber Cement Exteriors volume declined **(MSD%)**
  - Single-family exteriors declined **(MSD%)**, primarily due to continued weakness in the South
  - Multi-family volumes increased **+MSD%**
- Interiors volume declined **(LDD%)**
- ASP growth of **+2%**, with stronger price realization in single-family exteriors



$696mm
Organic S&T Net Sales
Down (3%)
Volumes Down
(5%)
+2%
ASP Growth
$89mm
Inorganic
Contribution
$766mm
Q2 FY25
Volume
Price / Mix
AZEK Exteriors
Q2 FY26

Adjusted EBITDA

Focused on Driving Cost Savings to Protect Margins and Mitigate Volume & Inflation Headwinds

- Unfavorable volume impact, partially offset by ASP growth
- **~MSD%** raw material inflation
- Investing in growth and scale while driving continuous improvement in manufacturing & procurement operations through HOS
- **~$8mm** of previously unallocated R&D costs



$240mm
Previously
Unallocated
Volumes Down
(5%)
Unfavorable
Raw Material Costs
& Continued Growth
Investments
Positive ASP &
Margin Initiatives
Inorganic
Contribution
$224mm
Q2 FY25
R&D
Volume
Impact
Manufacturing
& SG&A Costs
Price Growth &
HOS Savings
AZEK Exteriors
Q2 FY26

Positioning for Growth Despite A Challenging Near-Term Market Backdrop

JamesHardie Q2 FY26 EARNINGS PRESENTATION

Note: Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA to the most comparable GAAP financial measures. S&T R&D expenses increased ~$8 million primarily due to the allocation of R&D costs which were not allocated to our segments prior to the second quarter of fiscal year 2026. The allocation of previously unallocated R&D costs to the segments began July, 1st 2025.

10

TimberTech
STRUXURE
ULTRALOX
INTEX
MILLWORK SOLUTIONS

Deck, Rail & Accessories (DR&A)

Net Sales

Net Sales and Sell-Through Increased +MSD%, with Sell-Through Growth Consistent Sequentially

- Q2 Net Sales of **$256mm**, up **+6%**
- Solid price / mix benefit and volumes up modestly vs prior year
- Strong performance continued for our premium decking, railing, accessories and pergolas offerings

Adjusted EBITDA

Strong DR&A Margin Performance, With Runway For Continued Expansion Through Recycling Initiatives

- Q2 Adjusted EBITDA of **$79mm**, with an Adjusted EBITDA margin of **~31%**
- Favorability driven by price and volume growth along with further progress against cost-savings initiatives
- Continued investment in marketing initiatives to drive material conversion and profitable share gain

DR&A Positioned To Continue Delivering Above Market Growth And Margin Expansion

Note: All Deck, Rail & Accessories growth comparisons correspond to the quarter ended September 30, 2024, prior to the acquisition of AZEK by James Hardie, unless otherwise stated. Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA to the most comparable GAAP financial measures.

JamesHardie Q2 FY26 EARNINGS PRESENTATION
11

Australia & New Zealand (ANZ)

Net Sales

Sales Growth Remains Impacted by the Weak Market Backdrop & Closure of Operations in the Philippines



$148mm
(LSD%)
Volume Decrease
+LSD%
ASP Growth
ANZ Sales Decreased
(LSD%) in Local Currency
Headwind from
PH Business
Closure
$133mm
Q2 FY25
ANZ Volume
ANZ Price / Mix
FX / Other
Q2 FY26

Adjusted EBITDA

Strong Profitability Continues with Adj EBITDA Margin of ~33% Despite Market Softness and R&D Allocation Headwind



$54mm
Lower ANZ Net Sales
and PH Closure Impact
~$1mm R&D Allocation
Headwind and
Higher SG&A Costs
$44mm
Q2 FY25
Lower Sales
Operating Costs
Q2 FY26

Europe

Net Sales

Double-Digit Volume Growth Driven by Strong Performance in Fiber Gypsum Products



+LDD%
Sales Increase
in Local Currency
$117mm
+LDD%
Volume Increase
Solid Underlying
Price Realization
Offset by Mix
FX Tailwind
$138mm
Q2 FY25
Volume
Price / Mix
FX / Other
Q2 FY26

Adjusted EBITDA

Volume Growth & Margin Initiatives Driving Profit Improvement



$17mm
Strong Volume Growth
Driving Improved
Cost Absorption
Margin Expansion
Initiatives
(Capacity Rationalization
& Freight Optimization)
$21mm
Q2 FY25
Sales Growth
Operating Costs
Q2 FY26

JamesHardie Q2 FY26 EARNINGS PRESENTATION

Note: Philippines volumes were nil in Q2 FY26 as production ceased in August 2024 and commercial operations were largely wound down by the end of September 2024. Results for Q2 FY25 included contribution from Philippines operations, leading to comparability impacts to YOY% performance in segment volume, ASP, sales, margins and, to a lesser extent, Adjusted EBITDA. Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP financial measures.

12

13 Q2 FY26 EARNINGS PRESENTATION FY26 Financial Guidance Note: Guidance includes sales and Adjusted EBITDA contribution from AZEK post-acquisition (July 1, 2025 through March 31, 2026). Adjusted EBITDA and Free Cash Flow are non-GAAP measures. Refer to Non-GAAP Financial measures for a discussion of why we are unable to reconcile Adjusted EBITDA and Free Cash Flow guidance to their most comparable GAAP measures. Q3 (New) Q4 (New) FY26 (Updated) FY26 (Previous) Deck, Rail & Accessories Net Sales $187 to 194mm $337 to 350mm $780 to 800mm $775 to 800mm Adjusted EBITDA $45 to 50mm $91 to 97mm $215 to 225mm (New) Consolidated AZEK Adjusted EBITDA (Q2 – Q4) $57 to 64mm $114 to 122mm $260 to 275mm $250 to 265mm Adjusted EBITDA $298 to 318mm $347 to 378mm $1.20 to 1.25bn $1.05 to 1.15bn Free Cash Flow $200mm+ $200mm+ Siding & Trim Net Sales $760 to 785mm $757 to 802mm $2.925 to 2.995bn $2.675 to 2.850bn Adjusted EBITDA $250 to 262mm $240 to 263mm $920 to 955mm (New)

Cash Flow Continues to Enable Quick Deleverage Path

	Pro Forma FY26	Deleveraging Actions	Q2 FY28
Net Debt (September 30, 2025)	~$4.49bn	▪ Debt reduction enabled by strong FCF generation as operating cash flow increases and growth capex requirements remain modest ▪ Additional actions such as asset sales, including the land held for sale related to our cancelled plans to build a greenfield site in Truganina, Australia	
FY26 Adjusted EBITDA	~$1.39bn	▪ Solid Adjusted EBITDA growth driven by sales growth and margin expansion through both organic and synergy initiatives	
Net Leverage Ratio	~3.2x	→	≤ 2.0x

Note: "FY26 Adjusted EBITDA" contemplates the midpoint of FY26 guidance, excluding stock-based compensation expense, and includes AZEK's Residential Q1 FY26 Adjusted EBITDA of ~$127mm. Refer to Non-GAAP Financial measures for a discussion of why we are unable to reconcile Adjusted EBITDA guidance to its most comparable GAAP measures.



JamesHardie Q2 FY26 EARNINGS PRESENTATION

14

15 Q2 FY26 EARNINGS PRESENTATION A Leader in Exterior Home & Outdoor Living Solutions A Product Portfolio Consisting of Best-in-Class Brands Across Attractive Categories A Winning Strategy to Drive Profitable Growth in R&R and New Construction The Right Team to Enable Our Growth, Innovation and Continuous Improvement Plans Globally A Robust Financial Profile and Synergy Opportunity Driving Shareholder Value Creation

16 Q2 FY26 EARNINGS PRESENTATION Historical Net Sales Breakdown Note: Net sales (in millions) correspond to the James Hardie fiscal year and are inclusive of AZEK’s Residential segment net sales dating back to April 1, 2022. Net sales have been allocated on a pro forma basis in accordance with the new James Hardie segment reporting structure. Q1 Q2 Q3 Q4 FY Q1 Q2 Q3 Q4 FY Q1 Q2 Q3 Q4 FY Q1 Siding & Trim 827 834 718 759 3,138 786 825 802 841 3,254 817 781 801 827 3,226 738 Deck, Rail & Accessories 256 170 107 235 768 261 259 147 297 964 328 242 191 329 1,090 321 FY23 FY26FY24 FY25

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income	$ 24.0	$ 152.3	$ 162.6	$ 387.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
Restructuring expenses	-	57.3	-	57.3
Acquisition related expenses	130.3	-	159.7	-
Inventory fair value adjustment	47.9	-	47.9	-
Amortization of intangible assets resulting from AZEK acquisition	48.7	-	48.7	-
Depreciation and amortization	77.7	51.9	134.2	101.7
Adjusted EBITDA	$ 329.5	$ 262.9	$ 555.0	$ 548.7

	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income margin	1.9%	15.9%	7.4%	19.9%
Asbestos related expenses and adjustments	0.1%	0.1%	0.1%	0.1%
Restructuring expenses	-	6.0%	-	2.9%
Acquisition related expenses	10.0%	-	7.3%	-
Inventory fair value adjustment	3.7%	-	2.2%	-
Amortization of intangible assets resulting from AZEK acquisition	3.8%	-	2.2%	-
Depreciation and amortization	6.0%	5.4%	6.1%	5.2%
Adjusted EBITDA margin	25.5%	27.4%	25.3%	28.1%

Organic James Hardie (Excluding AZEK) Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended September 30
	Q2 FY26
James Hardie (Excluding AZEK) operating income	$ 90.2
Asbestos related expenses and adjustments	0.9
Acquisition related expenses	92.3
Depreciation and amortization	57.4
James Hardie (Excluding AZEK) Adjusted EBITDA	$ 240.8

	Three Months Ended September 30
	Q2 FY26
James Hardie (Excluding AZEK) operating income margin	9.5%
Asbestos related expenses and adjustments	0.1%
Acquisition related expenses	9.7%
Depreciation and amortization	6.1%
James Hardie (Excluding AZEK) Adjusted EBITDA margin	25.4%

AZEK Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended September 30
	Q2 FY26
AZEK operating loss	$ (66.2)
Acquisition related expenses	38.0
Inventory fair value adjustment	47.9
Amortization of intangible assets resulting from AZEK acquisition	48.7
Depreciation and amortization	20.4
AZEK Adjusted EBITDA	$ 88.8

	Three Months Ended September 30
	Q2 FY26
AZEK operating loss margin	(19.2%)
Acquisition related expenses	11.0%
Inventory fair value adjustment	13.9%
Amortization of intangible assets resulting from AZEK acquisition	14.1%
Depreciation and amortization	5.9%
AZEK Adjusted EBITDA margin	25.7%

JamesHardie Q2 FY26 EARNINGS PRESENTATION
17

Non-GAAP Financial Measures

Siding & Trim Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income	$ 151.0	$ 201.9	$ 312.2	$ 429.2
Acquisition related expenses	3.8	-	4.8	-
Inventory fair value adjustment	11.2	-	11.2	-
Amortization of intangible assets resulting from AZEK acquisition	10.8	-	10.8	-
Depreciation and amortization	47.2	38.2	90.8	74.3
Siding & Trim Segment Adjusted EBITDA	$ 224.0	$ 240.1	$ 429.8	$ 503.5

	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income margin	19.7%	29.0%	22.2%	30.1%
Acquisition related expenses	0.5%	-	0.3%	-
Inventory fair value adjustment	1.5%	-	0.8%	-
Amortization of intangible assets resulting from AZEK acquisition	1.4%	-	0.8%	-
Depreciation and amortization	6.1%	5.5%	6.4%	5.2%
Siding & Trim Segment Adjusted EBITDA margin	29.2%	34.5%	30.5%	35.3%

Deck, Rail & Accessories Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30	
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating loss	$ (11.9)	$ (11.9)
Inventory fair value adjustment	36.7	36.7
Amortization of intangible assets resulting from AZEK acquisition	37.9	37.9
Depreciation and amortization	15.9	15.9
Deck, Rail & Accessories Segment Adjusted EBITDA	$ 78.6	$ 78.6

	Three and Six Months Ended September 30	
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating loss margin	(4.7%)	(4.7%)
Inventory fair value adjustment	14.4%	14.4%
Amortization of intangible assets resulting from AZEK acquisition	14.8%	14.8%
Depreciation and amortization	6.2%	6.2%
Deck, Rail & Accessories Segment Adjusted EBITDA margin	30.7%	30.7%

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income	$ (55.8)	$ 83.4	$ 6.8	$ 238.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Pre-close financing costs[1]	-	-	46.5	-
Restructuring expenses	-	57.3	-	57.3
Acquisition related expenses	130.3	-	159.7	-
Inventory fair value adjustment	47.9	-	47.9	-
Amortization of intangible assets resulting from AZEK acquisition	48.7	-	48.7	-
Tax adjustments[2]	(15.6)	17.7	(25.6)	42.4
Adjusted net income	$ 154.0	$ 157.0	$ 280.9	$ 334.6

	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income per common share - diluted	$ (0.10)	$ 0.19	$ 0.01	$ 0.55
Asbestos related expenses and adjustments	-	-	-	-
AICF interest income	-	(0.01)	(0.01)	(0.01)
Pre-close financing costs[1]	-	-	0.09	-
Restructuring expenses	-	0.14	-	0.13
Acquisition related expenses	0.23	-	0.32	-
Inventory fair value adjustment	0.08	-	0.09	-
Amortization of intangible assets resulting from AZEK acquisition	0.08	-	0.10	-
Tax adjustments[2]	(0.03)	0.04	(0.05)	0.10
Adjusted diluted earnings per share[3]	$ 0.26	$ 0.36	$ 0.55	$ 0.77

1) Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition and $18.2 million in respect of the ATO settlement agreement.
3) Weighted average common shares outstanding used in computing diluted net income per common share of 582.1 million and 432.3 million for the three months ended September 30, 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 508.6 million and 433.4 million for the six months ended September 30, 2025 and 2024, respectively.

JamesHardie Q2 FY26 EARNINGS PRESENTATION

18

Non-GAAP Financial Measures

Australia & New Zealand Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income (loss)	$ 38.0	$ (8.0)	$ 75.8	$ 33.2
Restructuring expenses	-	57.3	-	57.3
Depreciation and amortization	5.5	4.7	10.7	9.5
Australia & New Zealand Segment Adjusted EBITDA	$ 43.5	$ 54.0	$ 86.5	$ 100.0

	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income (loss) margin	28.6%	(5.0%)	29.8%	12.1%
Restructuring expenses	-	38.3%	-	19.8%
Depreciation and amortization	4.1%	3.2%	4.2%	3.4%
Australia & New Zealand Segment Adjusted EBITDA margin	32.7%	36.5%	34.0%	35.3%

Adjusted General Corporate and Unallocated R&D costs

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
General Corporate and Unallocated R&D costs	$ 166.8	$ 50.5	$ 242.3	$ 95.8
Acquisition related expenses	(126.5)	-	(154.9)	-
Asbestos related expenses and adjustments	(0.9)	(1.4)	(1.9)	(2.0)
Adjusted General Corporate and Unallocated R&D costs	$ 39.4	$ 49.1	$ 85.5	$ 93.8

Europe Segment EBITDA and EBITDA margin

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Europe Segment operating income	$ 13.7	$ 8.9	$ 28.8	$ 21.1
Depreciation and amortization	7.3	8.1	14.1	15.6
Europe Segment EBITDA	$ 21.0	$ 17.0	$ 42.9	$ 36.7

	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Europe Segment operating income margin	10.0%	7.5%	10.5%	8.6%
Depreciation and amortization	5.3%	7.0%	5.2%	6.4%
Europe Segment EBITDA margin	15.3%	14.5%	15.7%	15.0%

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
(Loss) Income before income taxes	$ (40.0)	$ 150.4	$ 49.7	$ 384.3
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Pre-close financing costs[1]	-	-	46.5	-
Restructuring expenses	-	57.3	-	57.3
Acquisition related expenses	130.3	-	159.7	-
Inventory fair value adjustment	47.9	-	47.9	-
Amortization of intangible assets resulting from AZEK acquisition	48.7	-	48.7	-
Adjusted income before income taxes	$ 185.4	$ 206.3	$ 349.4	$ 437.8
Income tax expense	$ 15.8	$ 67.0	$ 42.9	$ 145.6
Tax adjustments[2]	15.6	(17.7)	25.6	(42.4)
Adjusted income tax expense	$ 31.4	$ 49.3	$ 68.5	$ 103.2
Effective tax rate	(39.5%)	44.5%	86.3%	37.9%
Adjusted effective tax rate	16.9%	23.9%	19.6%	23.6%

1) Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition and $18.2 million in respect of the ATO settlement agreement.

JamesHardie™ Q2 FY26 EARNINGS PRESENTATION
19

Non-GAAP Financial Measures

Adjusted other income, net

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Other expense (income), net	$ (1.4)	$ -	$ 9.7	$ (0.2)
Non-cash loss on interest rate swap	-	-	(11.6)	-
Adjusted other income, net	$ (1.4)	$ -	$ (1.9)	$ (0.2)

Adjusted interest, net

US$ Millions	Three and Six Months Ended September 30			
	Q2 FY26	Q2 FY25	FY26	FY25
Interest, net	$ 65.4	$ 1.9	$ 103.2	$ 3.6
Pre-close financing and interest costs	-	-	(34.9)	-
AICF interest income	2.4	2.8	5.0	5.8
Adjusted interest, net	$ 67.8	$ 4.7	$ 73.3	$ 9.4

Net Debt

US$ Millions	September 30
	FY26
Total principal amount of debt	$ 5,058.3
Cash and cash equivalents	(566.7)
Net debt	$ 4,491.6

Free Cash Flow

US$ Millions	Six Months Ended 30 September	
	FY26	FY25
Net cash provided by operating activities	$ 254.3	$ 364.3
Purchases of property, plant and equipment	(195.9)	(225.2)
Free Cash Flow	$ 58.4	$ 139.1

Net Leverage Ratio

US$ Millions	September 30
	FY26
Numerator:	
Total principal amount of debt	$ 5,058.3
Less: Cash and cash equivalents	(566.7)
Add: Finance operating leases	101.4
Total	**$ 4,593.0**
Denominator: (Trailing 12 months)	
Operating income	**$ 430.8**
Asbestos related expenses and adjustments	140.4
Restructuring expenses	(7.0)
Acquisition related expenses	176.2
Inventory fair value adjustment	47.9
Amortization of intangible assets resulting from AZEK acquisition	48.7
Depreciation and amortization	248.7
Stock compensation - equity awards	24.9
Acquired Adjusted EBITDA for preceding periods	313.6
Cost synergies	120.4
Total	**$ 1,544.6**
Net Leverage ratio	**2.97x**

Note: Non-GAAP Outlook. We have not reconciled Adjusted EBITDA and Free Cash Flow guidance to the most comparable GAAP measures as a result of uncertainty regarding, and the potential variability of, reconciling items. Such reconciling items that impact Adjusted EBITDA and Free Cash Flow have not occurred, are outside of our control and cannot be reasonably predicted. Accordingly, a reconciliation of each of Adjusted EBITDA and Free Cash Flow to its most comparable GAAP measure is not available without unreasonable effort. However, it is important to note that material changes to these reconciling items could have a significant impact on our Adjusted EBITDA and Free Cash Flow guidance and future GAAP results.

JamesHardie Q2 FY26 EARNINGS PRESENTATION

20

21 Q2 FY26 EARNINGS PRESENTATION Definitions AICF – Asbestos Injuries Compensation Fund Ltd ANZ – Australia and New Zealand ASP – Average net sales price ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding siding accessory sales, and Deck, Rail & Accessories net sales divided by the total volume of products sold. DR&A – Deck, Rail & Accessories Free Cash Flow – Free Cash Flow (“FCF"), unless otherwise noted, is defined as net cash provided by operating activities less purchases of property, plant and equipment net of proceeds from the sale of property, plant and equipment. HOS – Hardie Operating System MMSF – Million standard feet, where a standard foot is defined as a square foot of 5/16” thickness NA – North America R&R – Repair & Remodel S&T – Siding & Trim TAM – Total Addressable Market LSD – Low Single-Digits MSD – Mid-Single Digits HSD – High Single-Digits DD – Double-Digits LDD – Low Double-Digits